Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

September 22, 2014

VIA EDGAR AND COURIER

Susan Block

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Midstream Partners LP
Draft Registration Statement on Form F-1
Submitted August 20, 2014
CIK No. 0001617049

Dear Ms. Block:

This letter sets forth the response of Navios Maritime Midstream Partners LP (the “Partnership”) to the comment letter, dated September 16, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form F-1 of the Partnership confidentially submitted to the Staff on August 20, 2014 (the “Draft Registration Statement”). This letter is being confidentially submitted today with Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Draft Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Registration Statement.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Securities and Exchange Commission

September 22, 2014

Response:

The Partnership confirms that it will provide the Staff with any pictures or graphics and any accompanying captions it intends to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Partnership nor anyone authorized to do so on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). The Partnership is not aware of any research reports about the Partnership that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Partnership’s offering. The Partnership will supplementally provide the Staff with any such written communications and any such research reports of which it becomes aware.

Cover Page

3.	Please add to the listed risk factors that your general partner has a limited call right that may require selling common units at an undesirable time or price.

Response:

The Partnership has added the requested risk factor to the cover page of the preliminary prospectus and page 8 of the Amended Registration Statement.

Securities and Exchange Commission

September 22, 2014

Summary, page 1

Navios Maritime Midstream Partners LP, page 1

4.	Please refer to the first paragraph on page 2. We note your disclosure that pursuant to an option agreement/share purchase agreement you will have the right to purchase seven additional VLCCs from Navios Maritime Acquisition. Please revise to clarify whether you have the funds necessary to exercise any of these options. To the extent that you will be required to raise additional funds, please disclose that fact here and discuss your plans to obtain the require funds. Please also revise the Option Vessels section on page 3 accordingly.

Response:

The Partnership has revised the disclosure on pages 1, 3 and 146 of the Amended Registration Statement in response to the Staff’s comment. The Partnership has also added a risk factor on page 29 of the Amended Registration Statement in response to the Staff’s comment.

5.	Please refer to the third paragraph on page 2. Please delete the last sentence related to the total return generated by Navios Maritime Partners and the comparison to its peer group.

Response:

The Partnership has deleted the sentence on page 2 of the Draft Registration Statement in response to the Staff’s comment.

Business Strategies, page 6

Continue to grow and diversify our fleet of owned and chartered-in vessels, page 6

6.	We note your disclosure that you will have the right to purchase from Navios Maritime Acquisition any VLCC under a long-term charter agreement or existing VLCC in the Navios Maritime Acquisition fleet that enters into a long-term charter agreement of five years or more. Please reconcile the disclosed long-term charter length of “five years or more” with your disclosure in the Omnibus Agreement section on page 157 which includes references to long-term charter lengths of “three or more years.” Please also revise the prospectus throughout accordingly.

Response:

The Partnership has revised the disclosure on pages 50 and 170-172 of the Amended Registration Statement in response to the Staff’s comment.

7.	We note that the noncompetition provisions contained in the omnibus agreement could restrict your fleet growth and diversification. Please balance your disclosure here by acknowledging and briefly discussing such restrictions.

Securities and Exchange Commission

September 22, 2014

Response:

The Partnership has revised the disclosure on page 9 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 20

We are focused on employing vessels on long-term charters of at least five years, page 21

8.	You indicate that long-term charters of at least five years, which is your strategy, may not be the typical charter length for vessels in your sector. To the extent practical, please disclose the typical charter length for VLCC vessels in your sector to provide context for the risk factor.

Response:

The Partnership acknowledges the Staff’s comment and respectfully advises that it may be impractical to determine the typical charter length for vessels in the Partnership’s sector due to a variety of factors, including market dynamics, charter strategy and the private nature of charter agreements. In the Partnership’s experience, charters are generally entered into for time periods of less than five years, although the Partnership is not aware of any empirical evidence that supports this observation. The Partnership has clarified the disclosure on page 21 of the Amended Registration Statement in response to the Staff’s comment.

We depend on two customers for our revenue, page 22

9.	We note that you currently derive your revenue from two charterers. Please file the respective charter agreements with your registration statement as these agreements appear material to you or explain why this is not necessary.

Response:

The Partnership respectfully advises the Staff that it does not plan to provide its charter agreements as exhibits to the Registration Statement, because the Partnership does not consider such contracts to be material contracts not within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Item 601(b)(10)(ii) further provides that even if the contract falls within one or more of the specified categories, it need not be filed if it is immaterial in amount or significance. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

Securities and Exchange Commission

September 22, 2014

The categories specified in Item 601(b)(10)(ii) (A), (C) and (D) are inapplicable to the charter agreements. The Partnership does not believe that its business is substantially dependent on any one of its charter agreements. The Partnership believes that if any of its charter agreements were to be terminated, the Partnership could replace such agreement with a new charter agreement in a relatively short period of time, because, as described below, the Partnership believes that (i) its high-quality, modern fleet provides it with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business, and (ii) the VLCC time charter industry is growing, evidenced by the fact that as the rate environment improved from 2003 to 2009, the number of VLCC time charter fixtures more than doubled. Therefore, the Partnership believes that while any termination of a charter agreement could have a temporary negative impact on its revenues (offset by amounts recoverable from the charterer in the event of cancellation by a charterer), any such termination would not have a long-term impact on its business.

The Partnership expects that the demand for VLCC vessels is growing due to increasing demand for seaborne transportation of crude oil, as a result of the trends described in the Amended Registration Statement under the heading “Summary— Business Opportunities.” Additionally, the Partnership believes that its high-quality, modern fleet provides it with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. Given the historical and expected continued robust demand for modern VLCC vessels, the Partnership believes that it would be able to replace its existing charter agreements in the event any one of the charters was cancelled or suspended, and as such, the Partnership is not substantially dependent on any one of these contracts. In addition, a robust spot market has formed for VLCC vessels and to the extent the Partnership is unable to employ its vessels on long-term charters, it could employ its vessel in the spot market.

Finally, to the extent that the Partnership’s charter agreements may be terminated by a charterer other than pursuant to the specific circumstances contained therein, the Partnership would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues. While it is not guaranteed that the Partnership would recover any amounts in the case of a breach of a charter agreement, the Partnership believes that the amounts recovered, if any, would mitigate any lost revenue the Partnership might sustain while its VLCC vessels are being re-chartered.

For the reasons set forth above, the Partnership does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Partnership also respectfully notes that a review of the SEC filings of other international shipping companies would reflect a similar position taken by those companies. This has been the case for companies with a similar size fleet as the Partnership’s in which individual charter agreements account for more than 10% of consolidated revenues in a given year.

Securities and Exchange Commission

September 22, 2014

The Partnership believes that its current disclosure regarding its charter agreements provides investors with all the material terms of these contracts (including, agreement duration, options to extend, daily hire and contract backlog) and is consistent with industry disclosure. The Partnership undertakes to periodically review how it discloses the material terms of the charter agreements to ensure meaningful information is being provided to investors.

Charter rates in the crude oil, product and chemical tanker sectors, page 22

10.	Please revise this risk factor to discuss charter rates as of a more recent date as compared to historical rates, so that investors can assess the discussed risk. In this regard, we note the date references of March 12, 2014. Please revise as applicable.

Response:

The Partnership has revised the disclosure on page 23 of the Amended Registration Statement in response to the Staff’s comment.

The market value of our vessels or vessels we may acquire have declined, page 24

11.	We note the reference to “contracted new buildings” in the first sentence. Please delete or advise.

Response:

The Partnership has deleted the reference on page 24 of the Draft Registration Statement in response to the Staff’s comment.

Our international activities increase the compliance risks, page 43

12.	You disclose that the United States maintains economic sanctions against Iran, Syria, Sudan and Cuba. You also disclose that your tankers have called in Iran. Please clarify for us whether your tankers have called in Syria, Sudan and Cuba. Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, charterers, including charterers currently subject to charter parties covering the tankers you recently acquired, or other direct or indirect arrangements. You should describe any products or services you have provided to Iran, Syria, Sudan, and Cuba directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Securities and Exchange Commission

September 22, 2014

Response:

The Partnership acknowledges the Staff’s comment and advises that the Partnership and its subsidiaries and affiliates have no direct or indirect past, current or anticipated contacts with Syria, Sudan and Cuba. The Partnership advises that its tankers have not called in Syria, Sudan and Cuba. To the Partnership’s knowledge, none of its charterers, including charterers currently subject to charter parties covering the Partnership’s initial fleet, have any direct or indirect past, current or anticipated contacts with Syria, Sudan or Cuba. The Partnership and its subsidiaries and affiliates have not provided any products or services to Syria, Sudan and Cuba directly or indirectly and do not have any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control. With respect to Iran, we have added disclosure on page 45 of the Amended Registration Statement.

Furthermore, the Partnership and its subsidiaries and affiliates do not currently provide, and do not anticipate providing any products or services to Iran. Neither the Partnership nor any of its subsidiaries have entered into any agreements, commercial arrangements, or other contracts or had direct or indirect contacts with the government of Iran, or entities owned or controlled by the government of Iran, nor, to the Partnership’s knowledge, have its vessels traded in or with Iran, except for the 2010 Port Call, 2011 Port Call and 2012 Port Call described on page 45 of the Amended Registration Statement, which we believe were permitted under applicable law at the time of such port calls. Additionally, the Partnership is mindful of U.S. as well as EU economic sanctions with respect to Iran and is committed to complying with the prohibitions of such sanctions.

13.	Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

The Partnership acknowledges the Staff’s comment and advises that it has no direct or indirect past, current or anticipated contacts with Syria, Sudan and Cuba or entities controlled by those countries. Thus, the Partnership respectfully submits that there is no material investment risk to the Partnership’s security holders with respect to those countries.

Securities and Exchange Commission

September 22, 2014

With respect to the 2010 Port Call, the Partnership’s aggregate gross revenues attributable to those approximately 20 days of port calls was approximately $0.8 million. With respect to the 2011 Port Call, the Partnership’s aggregate gross revenues attributable to those approximately 12 days of port calls was approximately $0.5 million. With respect to the 2012 Port Call, the Partnership’s aggregate gross revenues attributable to those approximately 15 days of port calls was approximately $0.7 million. Since May 2012, the vessels that will form the initial fleet of the Partnership have not performed any voyages involving calls to Iran.

The Partnership believes that the limited past activity of its charterers involving Iran is immaterial to the Partnership on a quantitative basis. The same is true from a qualitative perspective. As stated previously, the Partnership and its subsidiaries do not currently provide, and do not anticipate providing, products or services to Iran. Additionally, the Partnership and its subsidiaries do not have, and do not anticipate having, agreements, commercial arrangements or other contacts with the governments or entities owned or controlled by the governments of Iran. The Partnership and its subsidiaries have not engaged in any operations involving contact with Iran since May 2012 and, consistent with the Partnership’s policy to be in place at the closing of the initial public offering, do not intend to do so for the foreseeable future. In connection with the closing of the initial public offering, the management of the Partnership will have a policy prohibiting the entry into new business relationships involving any countries that the United States has designated as state sponsors of terrorism, including Iran, and it will also require that the following clause or a clause to a similar effect be included in all of its charters with respect to voyages that may be undertaken by the vessels owned or chartered-out by the Partnership:

“Always excluding all unlawful trade, war and war risk area, and all trade with all countries and/or persons (individuals and entities) under or subject to United States, European Union, and/or United Nations embargo, boycott, economic sanctions or other restrictions, whenever enacted and in force.”

In light of the scope of the Partnership’s overall operations, compared to the charterers’ limited and isolated activity involving Iran, and based on the qualitative factors set forth above, the Partnership believes that a reasonable investor would not view the Partnership’s limited activity involving Iran as having a material impact upon the Partnership’s reputation, and such activity should not be reasonably construed as the Partnership doing business with Iran or as the Partnership having ties to Iran within the context of specific legislation adopted by various states permitting divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism. In addition, the nature and value of the historical contact by the charterers described above does not appear to meet the criteria for the imposition of penalties or sanctions against the Partnership. Accordingly, the Partnership believes that its limited prior activity involving Iran, and its lack of anticipated future activities involving Iran, do not, and will not, constitute a material investment risk for its security holders. Notwithstanding the foregoing, there can be no assurance that one or more charterers of the Partnership will not at any future time perform voyages to Iran, Syria, Sudan or Cuba.

Securities and Exchange Commission

September 22, 2014

Our officers face conflicts in the allocation of their time to our business, page 50

14.	Please revise to discuss in greater detail your officer’s time conflicts. In this regard, to the extent possible, please revise to provide quantification so that investors can clearly understand your officer’s time conflicts. Please also identify the officers, other than your Chief Executive Officer and Chief Financial Officer, to whom you are referring to in this risk factor.

Response:

The Partnership has revised the disclosure on page 52 of the Amended Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 61

15.	We note that Navios Maritime Acquisition will be receiving incentive distribution rights as partial consideration for the capital stock of the subsidiaries that own or have the rights to the vessels in your initial fleet. Please revise the third paragraph to disclose the value of these incentive distribution rights and revise the remainder of the sentence as applicable.

Response:

The Partnership acknowledges the Staff’s comment and the Amended Registration Statement has been revised accordingly. Pursuant to the terms of a share purchase agreement that the Partnership intends to enter into in connection with its initial public offering, and which will be filed as an exhibit in a future amendment of the Amended Registration Statement, the purchase price of the capital stock of the subsidiaries that own or have rights to the four vessels in its initial fleet will equal all of the net proceeds from the initial public offering, $125.0 million of the $125.0 million of borrowings under its new credit facility, and the Partnership will issue to Navios Maritime Acquisition subordinated units, common units, a 2.0% general partner interest and all of the incentive distribution rights in the Partnership. The Partnership will not be required to pay any additional consideration for the purchased assets, other than as described above and in “Use of Proceeds” on page 64 of the Amended Registration Statement.

In addition, the Partnership respectfully advises the Staff that it does not intend to attribute a total dollar value to the assets that Navios Maritime Acquisition will sell to the Partnership that it is required to reimburse. As stated above, the consideration Navios Maritime Acquisition will receive in exchange for selling assets to the Partnership is comprised of (i) all of the net proceeds from the initial public offering, (ii) $125.0 million of the $125.0 million of borrowings under its new credit facility, (iii) subordinated units

Securities and Exchange Commission

September 22, 2014

and common units and (iv) a 2.0% general partner interest and all of the incentive distribution rights in the Partnership. While the Partnership will be able to estimate the percentage of the common units and subordinated units that Navios Maritime Acquisition will receive in connection with the share purchase, the value of the full consideration will largely depend on the amount of net proceeds from the initial public offering, the price at which the common units will trade following the initial public offering, and the value of the subordinated units, general partner interest and incentive distribution rights the Partnership issues to Navios Maritime Acquisition, which will not have an easily discernible market price. Accordingly, the Partnership submits that it would be impractical to estimate a total dollar value of consideration being paid in exchange for the purchased assets prior to the sale. In response to the Staff’s comment, however, we have revised the disclosure on page 64 of the Amended Registration Statement to include a cross-reference to additional information on the net book value of the purchased assets disclosed elsewhere in the Amended Registration Statement.

16.	Please refer to the fourth paragraph. We note that you will not be obtaining an independent third-party valuation regarding the cost of your initial fleet. We also note that Navios Maritime Acquisition and the underwriters may have interests which differ from those of your investors. Please revise the Risk Factors section on page 20 to add a risk factor which discloses this fact and discusses any associated risks to investors.

Response:

The Partnership has added the requested risk factor to page 27 of the Amended Registration Statement.

Capitalization, page 62

17.	The second bullet of the introduction includes a cross reference to “Summary – The Transactions.” Please revise to specifically state on this page the transactions reflected in this table.

Response:

The Partnership has revised the disclosure on page 65 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 22, 2014

Forecasted Results of Operations for the Twelve Months Ending June 30, 2015, page 67 Forecasted Cash Available for Distribution, page 72

18.	Given your plan to make distributions on a quarterly basis, please tell us how you considered presenting quarterly forecasted and historical operating results and cash available for distribution in addition to information based on twelve months of operations. In addition, please revise to also include historical results for the last completed fiscal year in addition to the latest 12 months.

Response:

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that the Partnership believes that providing forecasted cash available for distribution for the twelve months ended June 30, 2015, in the aggregate, as opposed to a quarter-by-quarter presentation, is the most useful presentation for investors. We have based our determination of whether we would have generated sufficient available cash to pay the initial quarterly distribution for each quarter during the applicable period on financial information for the entire four-quarter period. The forecasted information is primarily driven by contracted revenues and expenses for the entire twelve-month period ended June 30, 2015, and the Partnership expects to generate cash available for distribution ratably over the four-quarter period. Accordingly, the Partnership believes that such aggregate information will provide investors with sufficient information with respect to the Partnership’s ability to pay quarterly distributions. The Partnership has revised the disclosure on page 74 to disclose the expectation that available cash will be ratably generated over the twelve-month period ended June 30, 2015. In addition, the Partnership has revised the disclosure on page 78 of the Amended Registration Statement to include the historical results for the last completed fiscal year.

19.	We note the historical information presented is for the twelve months ended June 30, 2014 (unaudited). We also note the presentation of pro forma information including pro forma results of operations for the year ended December 31, 2013 on page 88. Please tell us how you determined your current presentation, which appears to exclude any pro forma adjustments, is more appropriate that the inclusion of the pro forma information on page 88.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure on page 78 of the Amended Registration Statement to include an additional column for the pro forma results of operations for the year ended December 31, 2013.

20.	We note the table included on page 74 uses adjusted EBITDA as a starting point, with reconciliations as footnotes to such table for adjusted EBITDA to Net cash provided by operating activities, and Net cash provided by operating activities to Net income. Please revise the table forecasting cash available for distribution to use net income as a starting point.

Securities and Exchange Commission

September 22, 2014

Response:

In response to the Staff’s comment, the Partnership has revised the table included on page 78 to start with net income. In addition, as the table now starts with net income and includes all reconciling items included in cash available for distribution, the Partnership has removed all references and reconciliations related to adjusted EBITDA from the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 99 Critical Accounting Policies, page 108

Impairment of Long-lived Asset Group, page 109

21.	We note from your discussion of the methodology used in your 2013 impairment test that you used existing charter rates through the end of the current charter and the ten-year average historical one-year time charter rates for the unfixed days to calculate undiscounted projected net operating cash flow. Please expand your disclosure here to specifically state the ten-year average historical one-year time charter rate as well as the five-year and one-year average historical one-year time charter rates as a means of providing context.

Response:

The Partnership has revised the disclosure on page 117 of the Amended Registration Statement in response to the Staff’s comment.

Business, page 131

22.	Please refer to the two charts, one showing your initial fleet and the other the vessels subject to the options. We note there are columns reflecting a “Profit Share” calculation. Please include additional disclosure accompanying the chart to further explain the profit share agreements and explain what third party receives the listed percentage of the profit share.

Response:

The Partnership has revised the disclosure on pages 2-4, 145 and 146 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 22, 2014

Management, page 151

Directors and Senior Management, page 153

23.	We note your disclosure in the Management of Navios Maritime Midstream Partners LP section on page 151 that your board of directors consists of seven members, but it appears some have not been named yet. Please advise as to the timing of appointing or naming the additional directors.

Response:

The Partnership acknowledges the Staff’s comment and respectfully advises that the Partnership is currently considering additional director candidates. The Partnership has revised the disclosure on page 164 to include placeholders for the remaining members of the board of directors and will name each director and provide the required disclosure in the next amendment of the Amended Registration Statement.

Certain Relationships and Related Party Transactions, page 156 Agreements Governing Transactions, page 157

24.	We note that the Summary section on page 1 references throughout an “option agreement/share purchase agreement” related to your right to purchase seven additional VLCCs from Navios Maritime Acquisition. Please revise this section to summarize such agreement. Please also revise the Exhibit Index to annotate that you will file a “form of” agreement as an exhibit.

Response:

The Partnership has revised the disclosure on page 176 and the Exhibit Index of the Amended Registration Statement in response to the Staff’s comment. We confirm that, when the option agreement/share purchase agreement is in substantially final form, a complete summary of the principal terms of the agreement will be included in the Amended Registration Statement and we will file a form of the agreement as an exhibit to the Registration Statement.

Omnibus Agreement, page 157 Noncompetition, page 158

25.	Please refer to the noncompetition provisions applicable to the company on page 159. Pursuant to the omnibus agreement, we note that you will agree to acquire, own, operate or charter VLCC carriers with charters of three or more years only. We also note that the permitted exceptions do not appear to allow you to own or operate your existing VLCC carriers in situations where you are unable to recharter such VLCC carriers on long-term charters, i.e. to own and operate such carriers in the spot market until long-term charters can be obtained. Please advise.

Securities and Exchange Commission

September 22, 2014

Response:

The Partnership acknowledges the Staff’s comment and respectfully advises that the Partnership has revised the disclosure on pages 170-172 to reflect that the noncompetition provisions apply to VLCC carriers, crude oil tankers, refined petroleum product tankers and chemical tankers with charters of five or more years rather than three or more years. The Partnership further advises that it has revised the disclosure on page 171 of the Amended Registration Statement to clarify that, pursuant to the omnibus agreement, the Partnership may acquire, own, operate, or charter VLCC carriers, crude oil tankers, refined petroleum product tankers and chemical tankers in the spot market or under charters of less than five years with the consent of Navios Maritime Acquisition other than with respect to the Partnership’s already owned vessels, as described in subsection (3) of page 171 of the Amended Registration Statement.

26.	Please revise the Summary section on page 1 to add a section which discusses the noncompetition provisions applicable to the company which could restrict the company’s business and operations in the future.

Response:

The Partnership has revised the disclosure on page 9 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 165

27.	Please revise to include an organizational chart which shows the relationships between the various affiliated Navios companies so that investors can appreciate the relationships between the companies and understand where the company falls within such organizational structure or advise. Refer generally to Securities Act Industry Guide 5 and Securities Act Release 33-6900.

Response:

The organizational chart on page 11 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Signatures, page II-3

28.	Please revise the second half of your signature page to annotate that the registration statement will be signed by your principal financial officer and controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.

Response:

The signature page of the Amended Registration Statement has been revised to reflect that the Chief Financial Officer, when appointed, will sign the registration statement.

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Securities and Exchange Commission

September 22, 2014

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Donald E. Field (Securities and Exchange Commission)
Amy Geddes (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Vasiliki Papaefthymiou (Navios Maritime Midstream LP)